January 7, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (202) 457-6482

Frederick L. Hickman
President and Chief Executive Officer
North Penn Bancorp, Inc.
216 Adams Avenue
Scranton, Pennsylvania 18503-0345

Re:	North Penn Bancorp, Inc.
	Form SB-2 filed December 10, 2004
	File No. 333-121121

Dear Mr. Hickman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the conversion.

2. Please include an updated consent of the independent accountants in your next amendment.




Cover Page

3. As required by rule 10b-9 under the 1934 Securities Act, disclose here and where appropriate throughout the prospectus that if the minimum number of shares are not sold by the latest possible closing date, all subscribers will receive a prompt refund plus interest.

4. Please clarify, if true, that if the offering is extended beyond a certain date, subscribers will have to reaffirm their purchase orders to avoid cancellation. We note the statement at the top of page
85.

5. Please provide to us the basis for your statement that you "anticipate" the stock being quoted on the OTC Bulletin Board. Include this disclosure also in the Summary and elsewhere as appropriate. Include the symbol, if known, under which it will trade.

Questions and Answers About the Stock Offering - page 1

6. You currently repeat a lot of information in both your Q&A and summary sections. The Q&A should not repeat any information that appears in the summary, and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section.

Summary - page 1

7. All references to the narrator, or otherwise, should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the parties involved, and their respective role, without the need of a legend such as that in the final sentence of the introductory paragraph to the summary. Please delete.

8. Please include a discussion regarding possible termination of the offering.

After-Market Performance Information... - page 6

9. It is not clear what is meant in the first paragraph following the table by "short-term price performance." We note, for example, that the table shows price appreciation for certain stocks for a period of approximately three years.

The Reorganization

Benefits of Reorganization to Management - page 8

10. Please revise filing to update the status of the exposure draft issued by the FASB in regards to stock options. Please note that SFAS
No. 123(R) was issued in December 2004.

How We Will Use the Proceeds... - page 13

11. Note in the penultimate sentence and on page 25 what you estimate the cost will be to open the new branch.

12. Revise the disclosure here and on page 25 to either disclose how
North Penn Bank will use its proceeds or revise the disclosure to treat North Penn Bank as a consolidated subsidiary.

Trustees and Executive Officers Intend to Subscribe... - page 13

13. Please disclose whether insiders` purchases count towards the minimum necessary to close this offering.

Our Dividend Policy - page 26

14. We note your disclosure in the last sentence of the first paragraph. Please disclose how North Penn MHC will use its dividends and if it may voluntarily forego them, disclose whether or not it intends to do so. In the discussion of the possibility of a second step, disclose how dividends are treated.

Comparison of Independent Valuation and Pro Forma Financial
Information With ... - page 37

15. Please briefly explain why the pro forma stockholders equity per share decreases without the foundation.

Pro Forma Data - pages 30 - 36

16. We note on page 32 that the presented offering price as a multiple of pro forma net income per share in the minimum column does not appear to be calculated correctly. Please revise to correct if in error and ensure that all pro forma information presented is properly calculated.

Our Business - page 38

Market Area - page 38

17. Please expand your primary market area information to include more specific information on the population characteristics of the counties or areas you serve, including information and trends relating to population growth or decline, aging and per capita income, and any other material trends relating to the population.




Commercial Loans - page 40

18. Please discuss your underwriting policies with respect to loan participations purchased from other lenders.

Critical Accounting Policies - Page 45

19. Please revise to provide enhanced disclosures of your critical accounting policies to provide greater insight into the quality and variability of your information regarding financial condition and operating performance. Such disclosures should supplement, not duplicate, the information contained in the notes to the financial statements. Refer to the section V of the Commission`s recent interpretive release regarding Management`s Discussion and Analysis
(Release No. 33-8350).

Management Strategy - page 46

20. We note that you describe core deposits as your "primary" source of funds, yet those funds, while increasing, comprise only 44% of your total deposits. Please revise to clarify what is meant by "primary source."

21. Please revise to indicate the extent to which you intend to
diversify your loan portfolio.   Do you have any general or
specific
targets?

Allowance for Loan Losses and Asset Quality - page 49

22. We note that your allowance decreased from $985,000 at December
31, 2003 to $920,000 at September 30, 2004 while your loan portfolio increased by 19.7%. Further we note that the allowance attributed to real estate loans decreased from $534,000 as of December 31, 2003 to
$348,000 as of September 30, 2004 even though the non-accrual real estate loan balance increased from $758,000 to $861,000 during the same period. Please revise to provide a robust discussion of the reasons for the changes in your provision and allowance for loan losses for the periods presented. Explain fully the reasons for changes in each of the elements and components of the loan loss allowance, even if the total provision for loan losses did not change materially from period to period, so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end. Quantify and explain:
* How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;
* How changes in estimation methods and assumptions affected the allowance;
* Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred; and
* How actual changes and expected trends in nonperforming loans affected the allowance.


Average Balances and Yields - page 59

23. We note your tabular presentation of average balances and yields.
Please revise this section to discuss how loan fees and tax exempt income, if applicable, are incorporated into this table in accordance with Industry Guide III (1) (C) (3) - (4). Additionally, please incorporate these changes into your average balance and yield table on page 63.

Executive Compensation - page 72

24. Please update the information to December 31, 2004.

How We Determined the Offering Range and the $10.00 Purchase Price
-
page 88

25. With regard to FinPro`s valuation report, please revise to clarify the procedures followed; the findings and recommendations; the bases for and methods of arriving such findings and recommendations. Generally, an investor should be able to clearly understand the relationship between FinPro`s analysis in its report and your offering size. For example, you should disclose the price to tangible book value and price to earnings ratios for the comparable companies in FinPro`s appraisal as well as for North Penn.
Also, include a brief narrative as well as a tabular presentation disclosing a summary of selected pricing ratios utilized by FinPro for the peer group companies and the resulting pricing ratios for North Penn on a fully-converted basis.

26. Consider briefly describing FinPro`s qualifications and how they were selected. If there has been any material relationship between
North Penn and FinPro within the previous two years, please disclose that relationship.

Where Your Can Find More Information - page 109

27. Please indicate where copies of the appraisal report is available. We note your statement on page 90.

28. Please delete the qualification at the end of the first paragraph.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies - Investment Securities - Page F-8

29. We note that you state that you have no derivative instruments required to be disclosed under SFAS No. 119. Please note that this pronouncement has been superseded by SFAS No. 133 and revise accordingly.

Note 2. Investment Securities - Page F-13

30. We note your tabular presentation of investment securities with unrealized losses on page F-17. Please revise to provide all disclosures required under paragraphs 21 and 22 of EITF No. 03-1.
Exhibit 03-1C provides an example of application of EITF No. 03-1 on disclosures about investments in an unrealized loss position that are not other-than-temporarily impaired.

Note 8. Federal Home Loan Bank Membership - page F-21

31. Supplementally tell us how you determined that the loss on extinguishment of Federal Home Loan Bank debt was an extraordinary item requiring a separate classification on the income statement, considering the guidance in APB No. 30 and SFAS No. 145.

Part II

Exhibit 8.1

32. We note counsel`s statement that it has relied on a Certificate of Representations made by the company. Please file this document with the exhibit or provide it to us supplementally.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact John Spitz, Staff Accountant, at (202) 824-
5477
or Amit Pande, Senior Accountant at (202) 942-2952 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Joseph G. Passaic, Jr., Esq.
	Corey D. O`Brien, Esq.
	Patton Boggs LLP
	2550 M Street
	Washington, D.C. 20015



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North Penn Bancorp, Inc.
Page 7